Exhibit 99.1

China GrenTech Announces Third Quarter 2011 Financial Results

Company Contact:	Investor Relations Contact:
Lian Xin, Senior Manager	David Rudnick, Account Manager
China GrenTech Corp. Ltd.	CCG Investor Relations
Tel: +86 755 2650 3007	Tel: + (1) 646-626-4172 (New York)
E-mail: investor@powercn.com	E-mail: david.rudnick@ccgir.com

SHENZHEN, CHINA – November 8, 2011 – China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech”, or “the Company”), a leading China-based provider of radio frequency (“RF”) and wireless coverage products and services, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Financial Highlights

•	Total revenue was RMB406.2 million (US$63.7 million)(1), an increase of 2.4% year-over-year compared to RMB396.9 million during the third quarter of 2010

•	Gross profit was RMB111.2 million (US$17.4 million), an increase of 7.2% year-over-year compared to RMB103.8 million during the third quarter of 2010

•	Operating income was RMB25.6 million (US$4.0 million), an increase of 1.0% year-over-year compared to RMB 25.3 million during the third quarter of 2010

•	Net income attributable to shareholders was RMB9.1 million (US$1.4 million), a decrease of 29.8% year-over-year compared to RMB12.9 million during the third quarter of 2010

•	Diluted earnings per ADS(2) was RMB0.39 (US$0.06), compared to RMB0.54 per ADS during the third quarter of 2010

(1)

The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. dollars in effect on September 30, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was US$1.00=RMB6.3780. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2011.

(2)	Each ADS represents 25 of the Company’s ordinary shares.

“We are pleased to report solid revenues in the third quarter of RMB406.2 million, or US$63.7 million, an increase of 2.4% over the comparable period in 2010. Gross profit increased by 7.2% year-over-year and gross margin increased to 27.4%. Importantly, in 2011, we are placing a strong emphasis on the promotion of new products and our ability to capitalize upon breakthroughs in new technology so as to develop new products and enter new businesses.” said Mr. Yingjie Gao, Chairman and CEO of GrenTech.

“Our WLAN business has experienced healthy growth compared to 2010, but new business areas such as the CMMB project and subway network coverage have been slower than projected at the beginning of the year,” Mr. Gao added.

“In the remainder of 2011, we will strive to strategically improve our business operations and focus on mid- and long-term growth. We believe that investment by telecommunication operators in the industry, combined with our new production and technology introductions, will enable GrenTech to continue to grow on a sound and steady basis,” Mr. Gao concluded.

Third Quarter 2011 Financial Results

Revenue

Revenue for the third quarter of 2011 was RMB406.2 million (US$63.7 million), representing an increase of RMB9.3 million (US$1.5 million) or 2.4% compared to the same period of 2010. The primary drivers were increased revenue of RMB11.1 million (US$1.7 million) generated from China Unicom, representing an increase of 13.0% from the third quarter of 2010, and increased revenue of RMB3.9 million (US$0.6 million) generated from China Telecom, representing an increase of 10.2% from the third quarter of 2010. Revenue from China Mobile decreased by RMB9.0 million (US$1.4 million). Revenue generated from base station RF products decreased by RMB0.1 million (US$0.02 million) compared to the same period of 2010.

	Three Months Ended September 30
	2010	2011
	Revenues (RMB’000)	Revenues (RMB’000)	Revenues (US$’000)	% of Total Revenues

Wireless Coverage Products and Services
China Mobile	180,348	171,316	26,860	42.2%
China Unicom	85,486	96,588	15,144	23.8%
China Telecom	37,971	41,846	6,561	10.3%
Overseas	3,953	966	151	0.2%
Non-operators	11,444	17,953	2,815	4.4%

Subtotal	319,202	328,669	51,531	80.9%

Base Station RF Products

OEMs	77,698	77,567	12,162	19.1%

Total	396,900	406,236	63,693	100.0%

Cost of Revenues

Cost of revenues in the third quarter of 2011 was RMB295.0 million (US$46.3 million), which was relatively unchanged from RMB293.2 million in the same period of 2010.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2011 was RMB111.2 million (US$17.4 million), representing an increase of 7.2% or RMB7.5 million (US$1.2 million) from RMB103.8 million in the same period of 2010. Gross margin for the third quarter of 2011 was 27.4%, compared to 26.1% in the comparable period of 2010. The increase in gross margin was a result of the increased sales of WLAN products, which has a higher margin, compared to the same period of 2010.

Other Revenue

During the third quarter of 2011, other revenue was RMB5.5 million (US$0.9 million), compared to RMB5.0 million in the same period of 2010. The slight increase was attributable to the increased rental rate from the area of the Company’s headquarters which are leased to third parties.

Operating Expenses

Total operating expenses for the third quarter of 2011 were RMB91.1 million (US$14.3 million), representing a 9.3% increase from RMB83.4 million in the third quarter of 2010.

Research and Development Costs

Research and development costs for the third quarter of 2011 were RMB20.3 million (US$3.2 million), or 5.0% of sales, representing an 8.6% decrease from research and development costs of RMB22.2 million, or 5.6% of sales, in the third quarter of 2010. The decrease was in line with the current pace of new product research and development, reflecting reduced expenditures in research and development materials.

Sales and Distribution Expenses

Sales and distribution expenses for the third quarter of 2011 were RMB47.0 million (US$7.4 million), representing an increase of 17.3% compared to RMB40.1 million in the corresponding period in 2010. The increase was primarily due to the increases in salaries, travelling and various promotion expenses relating to the promotion of new products and related services.

General and Administrative Expenses

General and administrative expenses for the third quarter of 2011 were RMB23.8 million (US$3.7 million), representing an increase of 12.9% compared to RMB21.1 million in the corresponding period in 2010. The increase was primarily due to the increases in training expenses.

Operating Income

During the third quarter of 2011, operating income was RMB25.6 million (US$4.0 million), compared to RMB25.3 million in the same period in 2010. Operating margin for the third quarter of 2011 was 6.3%, relatively unchanged from the comparable period of 2010.

Other Income/Expense

Interest income during the third quarter of 2011 was RMB5.1 million (US$0.8 million), representing an increase of 23.1% compared to RMB4.1 million in the corresponding period in 2010. The increase was primarily due to the increase in interest rate.

Interest expense during the third quarter of 2011 was RMB19.9 million (US$3.1 million), representing an increase of 36.9% from RMB14.5 million in the corresponding period in 2010. The increase in interest expense was primarily due to a combination of an increase in short-term bank loans and an increase in the effective interest rate.

Earnings

Net income attributable to equity holders of the Company for the third quarter of 2011 was RMB9.1 million (US$1.4 million), representing a decrease of RMB3.8 million or 29.8% compared to net income of RMB12.9 million in the same period of 2010.

Diluted earnings per ADS for the third quarter of 2011 were RMB0.39 (US$0.06), compared to diluted earnings per ADS of RMB0.54 in the same period of 2010.

Balance Sheet

Cash, cash equivalents and restricted cash were RMB354.1 million (US$55.5 million) as of September 30, 2011, representing a decrease of 24.7% as compared to December 31, 2010. This is primarily attributable to additional cash spending on raw material procurement, operating expenses and research and development, as well as the construction of GrenTech High-tech park located in Longgang District.

Total accounts receivable including long-term accounts receivable as of September 30, 2011 was RMB1,871.9 million (US$293.5 million), representing an increase of 15.8% as compared to December 31, 2010. This is primarily due to the fact that a majority of accounts receivable relating to revenue in the third quarter of 2011 have not entered into the collection period.

Inventories as of September 30, 2011 increased by 53.3% to RMB986.1 million (US$154.6 million) compared to December 31, 2010. The increase in inventories was mainly due to the fact that more inventories were reserved for the forecasted massive sales in the fourth quarter of 2011.

Total assets as of September 30, 2011 were RMB4,118.9 million (US$645.8 million), representing an increase of 20.5% from December 31, 2010.

Total liabilities as of September 30, 2011 were RMB 2,567.7 million (US$402.6 million), representing an increase of 37.6% from December 31, 2010.

Business Outlook

Wireless Coverage Products and Services

1.	China Mobile: investment in WLAN business development and community network coverage business are expected to accelerate in the fourth quarter. At the same time, the fifth round of TD-SCDMA investment will commence in the near future.

2.	China Unicom: after initial success with the 3G business development in 2011, additional investments are expected to enhance its development for mass coverage in the next three years. In addition, the results of the recent centralized bidding for telecommunication equipment will be announced soon.

3.	China Telecom: centralized bidding results of telecommunication equipment will be announced soon.

Base Station RF Products

1. The Company believes that market demand for passive modules will reach peak levels in the fourth quarter, and the Company expects an increase in shipments; certain overseas customers of the Company’s passive module business will conduct on-site inspection of the Company’s operations and supply chain and confirm GrenTech’s ability to deliver new products in 2012.

2. Overseas telecommunication operators will visit the Company’s management and tour the facility in the fourth quarter of 2011

3. More efforts will be made on business development for overseas markets to expand the Company’s market share and increase overall revenue and profitability.

Guidance for Fourth Quarter 2011

For the fourth quarter of 2011, GrenTech forecasts its revenue to be in the range of RMB800.0 million to RMB880.0 million.

Conference Call

The Company will host a conference call at 8:00 a.m. Eastern Standard Time / 9:00 p.m. Beijing/Hong Kong time on November 9, 2011, to discuss the results for the third quarter 2011. To participate in the live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1-866-519-4004. International callers should dial +65-6723-9381 and Hong Kong callers should dial ###-##-####. When prompted by the operator, mention conference pass code GRENTECHCALL.

If you are unable to participate in the call at this time, a replay will be available for 7 days starting on November 9, 2011, 11:00 pm (Eastern). To access the replay, please dial +1-866-214-5335, international callers dial +61-2-8235-5000, and enter the pass code 23781701.

A live webcast of the conference call and replay will also be available on the investor relations page of GrenTech’s website at: http://www.grentech.cn/Catalog_209.aspx

About China GrenTech

GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which his enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas such as buildings, highways, subways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.

Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.

Safe Harbor Statement

Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include: the Company’s reliance on business relationships with the Chinese telecommunications operators and base station equipment manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecommunications operators’ bidding policies or other factors, which could adversely affect the Company’s business and margins; the risk that the telecommunications operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects or that the Company will not be successful in future bids for tenders held by the operators (including the Company’s bids for the CMMB project); uncertainty as to the future demand for base station RF products by domestic or international base station equipment manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates due to factors beyond the Company’s control; risks associated with large accounts receivable, long collection periods and accounts receivable cycles and the Company’s ability to maintain or improve its recently decreasing collection periods; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China, including uncertainty regarding the planned integration of telecom, broadcast TV and Internet networks in China and how such convergence, if it happens, may affect the Company’s business; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies or to develop new markets for wireless coverage products and services such as industrial users; risks associated with possible defects and errors in its wireless coverage products or base station RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

- Financial Tables Follow -

China GrenTech Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheet

(RMB and US$ expressed in thousands)

	December 31,	September 30,	September 30,
	2010	2011	2011
	RMB	RMB	US$

Assets
Cash and cash equivalents	380,098	188,729	29,591
Restricted cash	90,132	165,383	25,930
Accounts receivable, net	1,154,540	1,445,580	226,651
Inventories	643,265	986,143	154,616
Other current assets	106,953	177,247	27,791

Total current assets	2,374,988	2,963,082	464,579
Long-term accounts receivable	462,521	426,368	66,850
Other non-current assets	581,494	729,486	114,375

Total assets	3,419,003	4,118,936	645,804

Liabilities
Short-term bank loans	638,229	1,056,572	165,659
Other current liabilities	1,133,772	1,285,442	201,544

Total current liabilities	1,772,001	2,342,014	367,203
Long-term bank loan	90,000	221,200	34,682
Other non-current liabilities	4,598	4,532	711

Total liabilities	1,866,599	2,567,746	402,596
Equity
Non-controlling interests	6,335	4,982	781
Total equity attributable to the equity shareholders of China GrenTech Corporation Limited, or GrenTech	1,546,069	1,546,208	242,427

Total liabilities and equity	3,419,003	4,118,936	645,804

China GrenTech Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(RMB and US$ expressed in thousands)

	For Three Months Ended September 30,			For Nine Months Ended September 30,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$
Revenues	396,900	406,236	63,693	926,677	983,878	154,261
Cost of revenues	(293,150)	(295,035)	(46,258)	(691,916)	(717,530)	(112,501)

Gross profit	103,750	111,201	17,435	234,761	266,348	41,760
Other revenue	4,968	5,505	863	12,500	13,581	2,129
Operating expenses:
Research and development costs	(22,218)	(20,298)	(3,183)	(56,564)	(58,897)	(9,234)
Sales and distribution expenses	(40,078)	(47,027)	(7,373)	(107,583)	(117,124)	(18,364)
General and administrative expenses	(21,084)	(23,798)	(3,731)	(59,878)	(67,846)	(10,638)

Total operating expenses	(83,380)	(91,123)	(14,287)	(224,025)	(243,867)	(38,236)

Operating income	25,338	25,583	4,011	23,236	36,062	5,653
Other (expense)/income:
Interest income	4,108	5,059	793	12,836	14,260	2,236
Interest expense	(14,531)	(19,900)	(3,120)	(42,590)	(54,275)	(8,510)
Investment income	0	0	0	0	9	1
Foreign currency exchange loss	40	(939)	(147)	(456)	(2,468)	(387)
Grant income	0	268	42	2,100	368	58

Total other expense	(10,383)	(15,512)	(2,432)	(28,110)	(42,106)	(6,602)

Income/(loss) before income tax expense	14,955	10,071	1,579	(4,874)	(6,044)	(949)
Income tax expense	(2,529)	(1,401)	(220)	(393)	3,169	497

Net income/(loss)	12,426	8,670	1,359	(5,267)	(2,875)	(452)
Net income(loss) attributable to non-controlling interests	474	381	60	509	1,354	212

Net income/(loss) attributable to equity shareholders of the Company	12,900	9,051	1,419	(4,758)	(1,521)	(240)

Earnings/(loss) per share attributable to the equity shareholders of the Company:
– Basic	0.02	0.02	0.003	(0.01)	(0.003)	(0.0004)

– Diluted	0.02	0.02	0.002	(0.01)	(0.003)	(0.0004)

Weighted average number of ordinary shares outstanding:
– Basic	582,387,825	567,096,425	567,096,425	585,815,792	564,705,303	564,705,303

– Diluted	592,022,210	575,905,270	575,905,270	585,815,792	564,705,303	564,705,303

China GrenTech Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(RMB and US$ expressed in thousands)

	For Nine Months Ended September 30,
	2010	2011	2011
	RMB	RMB	US$

Net cash used in operating activities	(321,779)	(169,611)	(26,593)
Net cash used in investing activities	(14,581)	(252,029)	(39,515)
Net cash provided by/ (used in) financing activities	(10,309)	232,739	36,491
Effect of exchange rate changes on cash	(456)	(2,468)	(387)

Net decrease in cash and cash equivalents	(347,125)	(191,369)	(30,004)

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